

April 14, 2021

Brian Sun, Esq.
Senior Vice President and General Counsel
Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, CA 92121

> **Re: Sorrento Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 9, 2021**
> **File No. 333-255165**

Dear Mr. Sun:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Samantha H. Eldredge, Esq.